PE 12/20/2013



14005209



UNITED STATES NO ACT
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

Received SEC

JAN 16 2014

Washington, DC 20549

DIVISION OF
CORPORATION FINANCE

January 16, 2014

Rachel C. Lee
EMC Corporation
lee_rachel@emc.com

Act: 1934
Section:
Rule: 14a-8 (ODS)
Public
Availability: 1-16-14

Re: EMC Corporation
Incoming letter dated December 20, 2013

Dear Ms. Lee:

This is in response to your letter dated December 20, 2013 concerning the shareholder proposal submitted to EMC by James McRitchie. Copies of all of the correspondence on which this response is based will be made available on our website at http://www.sec.gov/divisions/corpfin/cf-noaction/14a-8.shtml. For your reference, a brief discussion of the Division's informal procedures regarding shareholder proposals is also available at the same website address.

Sincerely,

Matt S. McNair
Special Counsel

Enclosure

cc: John Chevedden
*** FISMA & OMB Memorandum M-07-16 ***

January 16, 2014

Response of the Office of Chief Counsel
<u>Division of Corporation Finance</u>

Re: EMC Corporation
Incoming letter dated December 20, 2013

The proposal requests that the board adopt a policy, and amend other governing documents as necessary to reflect that policy, to require the chair of the board of directors to be an independent member of the board.

We are unable to concur in your view that EMC may exclude the proposal or portions of the supporting statement under rule 14a-8(i)(3). We are unable to conclude that you have demonstrated objectively that the proposal or the portions of the supporting statement you reference are materially false or misleading. Accordingly, we do not believe that EMC may omit the proposal or portions of the supporting statement from its proxy materials in reliance on rule 14a-8(i)(3).

Sincerely,

Evan S. Jacobson
Special Counsel

DIVISION OF CORPORATION FINANCE
INFORMAL PROCEDURES REGARDING SHAREHOLDER PROPOSALS

The Division of Corporation Finance believes that its responsibility with respect to matters arising under Rule 14a-8 [17 CFR 240.14a-8], as with other matters under the proxy rules, is to aid those who must comply with the rule by offering informal advice and suggestions and to determine, initially, whether or not it may be appropriate in a particular matter to recommend enforcement action to the Commission. In connection with a shareholder proposal under Rule 14a-8, the Division's staff considers the information furnished to it by the Company in support of its intention to exclude the proposals from the Company's proxy materials, as well as any information furnished by the proponent or the proponent's representative.

Although Rule 14a-8(k) does not require any communications from shareholders to the Commission's staff, the staff will always consider information concerning alleged violations of the statutes administered by the Commission, including argument as to whether or not activities proposed to be taken would be violative of the statute or rule involved. The receipt by the staff of such information, however, should not be construed as changing the staff's informal procedures and proxy review into a formal or adversary procedure.

It is important to note that the staff's and Commission's no-action responses to Rule 14a-8(j) submissions reflect only informal views. The determinations reached in these no-action letters do not and cannot adjudicate the merits of a company's position with respect to the proposal. Only a court such as a U.S. District Court can decide whether a company is obligated to include shareholder proposals in its proxy materials. Accordingly a discretionary determination not to recommend or take Commission enforcement action, does not preclude a proponent, or any shareholder of a company, from pursuing any rights he or she may have against the company in court, should the management omit the proposal from the company's proxy material.

EMC²

December 20, 2013

VIA E-MAIL

Office of Chief Counsel
Division of Corporation Finance
Securities and Exchange Commission
100 F Street, NE
Washington, DC 20549

Re: *EMC Corporation*
Shareholder Proposal of James McRitchie
Securities Exchange Act of 1934—Rule 14a-8

Ladies and Gentlemen:

This letter is to inform you that EMC Corporation (the "Company") intends to omit from its proxy statement and form of proxy for its 2014 Annual Meeting of Shareholders (collectively, the "2014 Proxy Materials") a shareholder proposal (the "Proposal") and statement in support thereof (the "Supporting Statement") received from John Chevedden on behalf of James McRitchie (the "Proponent"). The Proposal requests that the Company's Board of Directors "adopt a policy . . . to require the Chair of [the Company's] Board of Directors to be an independent member of [the Company's] Board." A copy of the Proposal and related correspondence from the Proponent is attached to this letter as Exhibit A.

Pursuant to Rule 14a-8(j), we have:

- filed this letter with the Securities and Exchange Commission (the "Commission") no later than eighty (80) calendar days before the Company intends to file its definitive 2014 Proxy Materials with the Commission; and
- concurrently sent copies of this correspondence to the Proponent.

Rule 14a-8(k) and Staff Legal Bulletin No. 14D (Nov. 7, 2008) ("SLB 14D") provide that shareholder proponents are required to send companies a copy of any correspondence that the proponents elect to submit to the Commission or the staff of the Division of Corporation Finance (the "Staff"). Accordingly, we are taking this opportunity to inform the Proponent that if the Proponent elects to submit additional correspondence to the Commission or the Staff with respect to this Proposal, a copy of that correspondence should be furnished concurrently to the undersigned on behalf of the Company pursuant to Rule 14a-8(k) and SLB 14D.

BACKGROUND

Mr. Chevedden initially submitted the Proposal on behalf of the Proponent on November 3, 2013. *See* Exhibit A. Because the Proposal contained certain deficiencies and contained various references to information purportedly reported by GMI Ratings—an external source that is not publicly available—the Company sent a deficiency notice to Mr. Chevedden and the Proponent on November 11, 2013 (the "Deficiency Notice"). *See* Exhibit B. In the Deficiency Notice, the Company stated:

> In addition, we note that the [S]upporting [S]tatement accompanying the Proposal purports to summarize statements from a report by GMI Ratings that is not publicly available. In order that we can verify that the referenced statements are attributable to GMI Ratings and are not being presented in the [S]upporting [S]tatement in a false and misleading manner, please provide us a copy of the referenced GMI Ratings report.

On November 13, 2013, Mr. Chevedden submitted to the Company an email, attached hereto as Exhibit C, containing statements, presumably from GMI, stating that "[w]ith regard to complimentary reports, we provide corporate issuers with 1 complimentary overview copy of our ESG and AGR reports for their company every 12-months upon request." The email also stated that "[w]e always encourage corporate issuers and law firms to utilize one of our subscription options to GMI Analyst so they can efficiently monitor ESG and AGR data, events, ratings (the ratings are subject to change monthly and quarterly, respectively), and Key Metrics throughout the year." *See* Exhibit C. To date, neither the Proponent nor Mr. Chevedden has provided the Company with a copy of the source document(s) for the statements they attribute to GMI Ratings.

Mr. Chevedden resubmitted the Proposal unaltered on behalf of the Proponent on November 15, 2013, the text of which is attached to this letter as Exhibit D.

Given the number and variety of products offered by GMI Ratings, and the frequency with which they are updated, the Company is not able to verify the statements the Proponent attributes to GMI Ratings without being provided a copy of the source document(s) from the Proponent. Specifically, GMI Ratings' reports on companies are not publicly available, and based on a review of the GMI Ratings website, it is impossible to determine what data source or type of report the Proposal purports to be citing.[1] For example, the GMI Ratings website states that one of its products, the GMI Analyst service, is a web-based platform advertised as providing company-specific research, ratings and risk analytical tools with respect to topics such as "corporate environmental impacts," "litigation and financial-distress risk" and "peer-group analysis." GMI Ratings states that the GMI Analyst website is subject to "daily and weekly updates, quarterly ratings reviews and event-driven analysis" and claims that the website offers more comprehensive data than is provided by other GMI Ratings resources, such as GMI Analyst Compliance reports or ESG and AGR reports. Thus, without being provided the source document(s) by the Proponent, the Company has no way of verifying to what GMI Ratings source(s) the statements in the Supporting Statement are attributable, whether those statements are accurately repeated in the Supporting Statement or are taken out of context, or whether the GMI Ratings statements have been updated or are out of date. Moreover, while the Company has access to the ESG report through a limited subscription, this report does not contain the statements attributed to GMI Ratings in the Supporting Statement and thus, the Company is not able to determine whether those statements are false and misleading.

BASIS FOR EXCLUSION

We believe that the Proposal may properly be excluded from the 2014 Proxy Materials pursuant to Rule 14a-8(i)(3) because the Supporting Statement contains unsubstantiated and misleading references to non-public materials that the Proponent has not made available to the Company for evaluation.

ANALYSIS

The Proposal May Be Excluded Under Rule 14a-8(i)(3) Because The Supporting Statement Contains Unsubstantiated And Misleading References To Non-Public Materials That The Proponent Has Not Made Available To The Company For Evaluation.

Rule 14a-8(i)(3) permits the exclusion of a shareholder proposal "[i]f the proposal or supporting statement is contrary to any of the Commission's proxy rules, including

---

[1] The GMI Ratings website (http://www3.gmiratings.com/home/) contains links to resources such as ESG Analytics, AGR Analytics, various "products" that include GMI Analyst, Forensic Alpha Model, GMI Compliance, Global LeaderBoard, and Custom Research. Many of the resources are subject to regular updates. None of these reports is available to the companies that GMI Ratings is reporting on without a paid subscription. Instead, we understand that upon request GMI Ratings will provide companies that are not subscribers with only one complimentary "overview copy" of GMI Ratings' ESG and AGR reports once every twelve months.

[Rule] 14a-9, which prohibits materially false or misleading statements in proxy soliciting materials." Rule 14a-9 provides that no solicitation shall be made by means of any proxy statement containing "any statement which, at the time and in the light of the circumstances under which it is made, is false or misleading with respect to any material fact, or which omits to state any material fact necessary in order to make the statements therein not false or misleading." As noted in Staff Legal Bulletin No. 14B (Sept. 15, 2004) ("SLB 14B"), Rule 14a-8(i)(3) explicitly encompasses the supporting statement as well as the proposal as a whole.

The Staff has made clear that references in a proposal to external sources can violate the Commission's proxy rules, including Rule 14a-9, and thus can support exclusion pursuant to Rule 14a-8(i)(3). For example, in Staff Legal Bulletin No. 14 (July 13, 2001) ("SLB 14"), the Staff explained that a proposal's reference to a website is excludable under Rule 14a-8(i)(3):

> 1. May a reference to a website address in the proposal or supporting statement be subject to exclusion under the rule?
>
> Yes. In some circumstances, we may concur in a company's view that it may exclude a website address under [R]ule 14a-8(i)(3) because information contained on the website may be materially false or misleading, irrelevant to the subject matter of the proposal or otherwise in contravention of the proxy rules. Companies seeking to exclude a website address under [R]ule 14a-8(i)(3) should specifically indicate why they believe information contained on the particular website is materially false or misleading, irrelevant to the subject matter of the proposal or otherwise in contravention of the proxy rules.

Likewise, in *Freeport-McMoRan Copper & Gold Inc.* (avail. Feb. 22, 1999), the Staff concurred in the exclusion under Rule 14a-8(i)(3) of newspaper article references contained in the proponent's supporting statement, on the basis that such references were false and misleading under Rule 14a-9.

In making references to external sources, shareholder proponents are subject to the same standards that apply to companies under Rule 14a-9. When a company references in its proxy materials external sources that are not publicly available, the Staff generally requires the company to provide copies of the source materials in order to demonstrate that the references do not violate Rule 14a-9. For example, in an August 2, 2011 comment letter to Forest Laboratories, Inc., the Staff commented on the company's definitive additional proxy soliciting materials, which contained a presentation in which statements were attributed to a

Jeffries Research report. In evaluating the assertions made in the presentation, the Staff stated:

> Where the basis of support are other documents, such as the Jeffries Research report dated May 16, 2011 or the "Street estimates" to which you cite in the July 28 filing, provide either complete copies of the documents or sufficient pages of information so that we can assess the context of the information upon which you rely. Such materials should be marked to highlight the relevant portions or data and should indicate to which statements the material refers.

When the company failed to provide the Jeffries Research materials as requested, the Staff reissued its comments in part, instructing the company either to provide the requested supporting materials to the Staff or to submit an additional filing informing shareholders that the company was unable to provide such support. As the Staff explained in its follow-up letter on August 12, 2011, "[u]ntil such support is provided or filings made, please avoid referencing or making similar unsupported statements in your filings. Refer to Rule 14a-9(a)."

Similarly, in a July 21, 2006 comment letter to H.J. Heinz Company regarding that company's definitive additional proxy materials, the Staff instructed the company to "[p]lease provide us with a copy of the full article of which you quote Nell Minow, dated July 7, 2006." As the Staff further explained:

> We note your inclusion of several quotes from various sources. Please keep in mind that when excerpting disclosure from other sources, such as newspaper articles or press reports, ensure that that [*sic*] you properly quote and describe the context in which the disclosure has been made so that its meaning is clear and unchanged. Where you have not already provided us with copies of the materials, please do so, so that we can appreciate the context in which the quote appears. Also, please confirm your understanding that referring to another person's statements does not insulate you from the applicability of Rule 14a-9. In this regard and consistent with prior comments, please ensure that a reasonable basis for each opinion or belief exists and refrain from making any insupportable statements.

Likewise, in the shareholder proposal context, the Staff has recently confirmed that shareholder proponents must provide companies with source materials that are not publicly available in order to show that references to those materials do not violate Rule 14a-9. Specifically, in Staff Legal Bulletin No. 14G (Oct. 16, 2012) ("SLB 14G"), the Staff reiterated its position in SLB 14 that references to external sources (in the specific case addressed in SLB 14G, a reference to a website) are excludable under Rule 14a-8(i)(3) and noted that "if a proposal references a website that is not operational at the time the proposal is submitted, it will be impossible for a company or the [S]taff to evaluate whether the website reference may be excluded." SLB 14G further explained that the Staff will not concur that a reference to an external source that is not publicly available may be excluded "if the proponent, at the time the proposal is submitted, provides the company with the materials that are intended for publication on the website." *See also The Charles Schwab Corp.* (avail. Mar. 7, 2012) (Staff did not concur in the exclusion of a website address from the text of a shareholder proposal, noting that "the proponent has provided [the company] with the information that would be included on the website"); *Wells Fargo & Co.* (avail. Mar. 7, 2012) (same); *The Western Union Co.* (avail. Mar. 7, 2012) (same).

Here, the Supporting Statement contains four paragraphs that reference information purportedly reported by GMI Ratings, an external source that is not publicly available. As noted above, that information may be reported on a GMI subscription-based website (the "GMI Analyst" site) or may otherwise be in a GMI Ratings report. The statements are exactly the type of references that, as in Staff comment letters issued to companies, implicate Rule 14a-9, because the statements appear to be taken out of context or presented in a way that could materially alter their meaning. Moreover, while the Supporting Statement expressly attributes one of its assertions to GMI Ratings, which the Proponent touts as "an independent investment research firm," none of the other statements in the four paragraphs are explicitly attributed to GMI Ratings but instead are presented in a way that suggests that they are attributable to GMI Ratings.[2] This highlights the need to be able to verify whether the Supporting Statement is misleadingly presenting the Proponent's own views in a way that makes them appear to be attributable to GMI Ratings.

As is the case with references to non-operational websites, the Proponent cannot circumvent scrutiny of references to an external, unavailable source by withholding the materials necessary to evaluate the statements for compliance with Rule 14a-9. *See* SLB 14G. There is no basis or reason for distinguishing between supporting statements that refer shareholders to an external website and supporting statements that reference and purport to attribute statements to a non-public report or non-public website. As contemplated by SLB 14G, the Company's Deficiency Notice specifically requested a copy of the GMI Ratings report that the Supporting Statements purport to summarize, so that the Company could "verify that the

[2] For example, in the fourth paragraph (the first paragraph referring to GMI Ratings), the first sentence is expressly attributed to GMI Ratings, while the other sentences appear to be, but are not expressly, attributed to GMI Ratings. Similarly, while the fifth, sixth, and seventh paragraphs are not expressly attributed to GMI Ratings, they are phrased in a way that appears intended to continue the discussion initiated in the fourth paragraph.

referenced statements are attributable to GMI Ratings and are not being presented in the [S]upporting [S]tatement in a false and misleading manner." The Proponent failed to provide the GMI Ratings report. Absent access to such materials, the Company can neither "assess the context of the information upon which [the Proponent] rel[ies]," *see Forest Laboratories, Inc.* (avail. Aug. 2, 2011), nor "appreciate the context in which the quote[s] appear[]," *see H.J. Heinz Co.* (avail. July 21, 2006). Therefore, as indicated by SLB 14G, and consistent with the Staff's application of Rule 14a-9 to similar references in both *Forest Laboratories* and *H.J. Heinz*, the Proponent's failure to provide such materials is incompatible with the Commission's proxy rules and justifies exclusion under Rule 14a-8(i)(3).

The Supporting Statement contains statements that it attributes to an external source that the Proponent has not made available to the Company for evaluation. Further, the Supporting Statement claims that the statements are relevant so that shareholders can "more favorably evaluate[]" the Proposal. Because the Proponent failed to provide the Company with the referenced materials, consistent with SLB 14G, the Proposal is materially false and misleading in violation of Rule 14a-9 and therefore may be excluded in its entirety under Rule 14a-8(i)(3). In the alternative, if the Staff is unable to concur that the entire Proposal can be excluded, we believe the Proponent must, at the very least, revise the Supporting Statement to remove all of the paragraphs that refer to or appear to be attributable to GMI Ratings. *See Amoco Corp.* (avail. Jan. 23, 1986) (Staff concurred in the omission of certain portions of a proposal that alleged "anti-stockholder abuses," where no such abuses existed).

CONCLUSION

We would be happy to provide you with any additional information and answer any questions that you may have regarding this subject. If we can be of any further assistance in this matter, please do not hesitate to call me at (508) 293-6158.

Sincerely,



Rachel C. Lee

Enclosures

cc: John Chevedden
James McRitchie

EXHIBIT A

James McRitchie

*** FISMA & OMB Memorandum M-07-16 ***

Mr. Joseph M. Tucci
Chairman of the Board
EMC Corporation (EMC)
176 South Street
Hopkinton, MA 01748

Dear Mr. Tucci,

I purchased stock and hold stock in our company because I believed our company has unrealized potential. I believe some of this unrealized potential can be unlocked by making our corporate governance more competitive. And this will be virtually cost-free and not require lay-offs.

My proposal is for the next annual shareholder meeting. I will meet Rule 14a-8 requirements including the continuous ownership of the required stock value until after the date of the respective shareholder meeting. My submitted format, with the shareholder-supplied emphasis, is intended to be used for definitive proxy publication. This is my proxy for John Chevedden and/or his designee to forward this Rule 14a-8 proposal to the company and to act on my behalf regarding this Rule 14a-8 proposal, and/or modification of it, for the forthcoming shareholder meeting before, during and after the forthcoming shareholder meeting. Please direct all future communications regarding my rule 14a-8 proposal to John Chevedden

*** FISMA & OMB Memorandum M-07-16 ***

to facilitate prompt and verifiable communications. Please identify this proposal as my proposal exclusively.

This letter does not cover proposals that are not rule 14a-8 proposals. This letter does not grant the power to vote. Your consideration and the consideration of the Board of Directors is appreciated in support of the long-term performance of our company. Please acknowledge receipt of my proposal promptly by email to FISMA & OMB Memorandum M-07-16 ***

Sincerely,



10/21/2013

James McRitchie　　　　Date

cc: Paul Dacier <dacier_paul@emc.com>
Corporate Secretary
T: 508 435-1000
Fax: 508-497-6912
FX: 508-497-8079
Rachel C. Lee <Lee_Rachel@emc.com>

[EMC: Rule 14a-8 Proposal, November 3, 2013]

Proposal 4* – Independent Board Chairman

RESOLVED: Shareholders request that our Board of Directors to adopt a policy, and amend other governing documents as necessary to reflect this policy, to require the Chair of our Board of Directors to be an independent member of our Board. This independence requirement shall apply prospectively so as not to violate any contractual obligation at the time this resolution is adopted. Compliance with this policy is waived if no independent director is available and willing to serve as Chair. The policy should also specify how to select a new independent chairman if a current chairman ceases to be independent between annual shareholder meetings.

When our CEO is also our board chairman, this arrangement can hinder our board's ability to monitor our CEO's performance. Many companies already have an independent Chairman. An independent Chairman is the prevailing practice in the United Kingdom and many international markets. This proposal topic won 50%-plus support at 5 major U.S. companies in 2013 including 73%-support at Netflix.

This proposal should also be more favorably evaluated due to our Company's clearly improvable environmental, social and corporate governance performance as reported in 2013:

GMI Ratings, an independent investment research firm, rated our board D. Directors David Strohm (Lead Director), Gail Deegan, Windle Priem and John Egan each had 10 to 21 years long-tenure. Long-tenured directors can form relationships that may compromise their independence and therefore hinder their ability to provide effective management oversight. Long-tenured directors controlled 7 of the 12 seats on our most important board committees. In regard to over-committed directors, CEO Joseph Tucci was on 3 company boards, Michael Brown was on 4 and John Egan was on 5. Not one independent director had expertise in risk management.

In regard to executive pay there was $17 million for Joseph Tucci. EMC can give long-term incentive pay to Mr. Tucci for below-median performance. Unvested equity pay would not lapse upon CEO termination. Our company did not link environmental or social performance to its incentive pay policies. There was a 21% negative vote for EMC executive pay in 2013.

EMC's environmental impact disclosure practices, as reported by environmental specialist Trucost, were significantly worse than its sector peers. EMC also did not disclose a policy that prohibits or allows direct engagement in corporate-level political activities through campaign contributions or other endorsements of political parties or candidates.

EMC had a unilateral right to amend our company's bylaws and articles / constitution without shareholder approval. EMC had the ability to issue blank-check preferred stock as a management takeover defense. EMC Corporation had a higher shareholder class action litigation risk than 94% of all rated companies.

Returning to the core topic of this proposal from the context of our clearly improvable corporate governance, please vote to protect shareholder value:

Independent Board Chairman – Proposal 4*

Notes:
James McRitchie, *** FISMA & OMB Memorandum M-07-16 *** sponsored this proposal.

Please note that the title of the proposal is part of the proposal.
If the company thinks that any part of the above proposal, other than the first line in brackets, can be omitted from proxy publication simply based on its own reasoning, please obtain a written agreement from the proponent.

*Number to be assigned by the company.
Asterisk to be removed for publication.

This proposal is believed to conform with Staff Legal Bulletin No. 14B (CF), September 15, 2004 including (emphasis added):

> Accordingly, going forward, we believe that it would not be appropriate for companies to exclude supporting statement language and/or an entire proposal in reliance on rule 14a-8(I)(3) in the following circumstances:
>
> • the company objects to factual assertions because they are not supported;
>
> • the company objects to factual assertions that, while not materially false or misleading, may be disputed or countered;
>
> • the company objects to factual assertions because those assertions may be interpreted by shareholders in a manner that is unfavorable to the company, its directors, or its officers; and/or
>
> • the company objects to statements because they represent the opinion of the shareholder proponent or a referenced source, but the statements are not identified specifically as such.
>
> ***We believe that it is appropriate under rule 14a-8 for companies to address these objections in their statements of opposition.***

See also: Sun Microsystems, Inc. (July 21, 2005).
Stock will be held until after the annual meeting and the proposal will be presented at the annual meeting. Please acknowledge this proposal promptly by email *** FISMA & OMB Memorandum M-07-16 ***



Post-it® Fax Note 7671	Date 11-14-13	# of pages ▸
To Rachel Lee	From John Chevedden	
Co./Dept.	Co.	
Phone #	Phone *** FISMA & OMB Memorandum M-07-16 ***	
Fax # 508-477-8079	Fax #	

November 15, 2013

James Mcritchie

*** FISMA & OMB Memorandum M-07-16 ***

Re: Your TD Ameritrade account ending in *** FISMA & OMB Memorandum M-07-16 ***

Dear James Mcritchie,

Thank you for allowing me to assist you today. As you requested, I have listed the information you requested below.

James McRitchie has continuously held:

- 50 shares of 3M Company (MMM) common stock in his account ending in 7383 at TD Ameritrade since May 1, 2009
- 200 shares EMC Corp (EMC) common stock in his account ending in *** FISMA & OMB Memorandum M-07-16 *** at TD Ameritrade since December 30, 2010
- 200 shares of Gilead Sciences Inc (GILD) common stock in his account ending in 7383 at TD Ameritrade since August 24, 2010

DTC number 0188 is the clearinghouse number for TD Ameritrade and all the above listed accounts.

If we can be of any further assistance, please let us know. Just log in to your account and go to the Message Center to write us. You can also call Client Services at 800-669-3900. We're available 24 hours a day, seven days a week.

Sincerely,

Hannah McNeal

Hannah McNeal
Resource Specialist
TD Ameritrade

This information is furnished as part of a general information service and TD Ameritrade shall not be liable for any damages arising out of any inaccuracy in the information. Because this information may differ from your TD Ameritrade monthly statement, you should rely only on the TD Ameritrade monthly statement as the official record of your TD Ameritrade account.

Market volatility, volume, and system availability may delay account access and trade executions.

TDA 5380 L 09/13

EXHIBIT B

EMC²

November 11, 2013

VIA OVERNIGHT DELIVERY

Mr. John Chevedden

*** FISMA & OMB Memorandum M-07-16 ***

Dear Mr. Chevedden:

This letter acknowledges receipt by EMC Corporation (the "Company") on November 3, 2013, from you of a shareholder proposal entitled "Proposal 4* - Independent Board Chairman" for inclusion in the proxy statement for the Company's 2014 Annual Meeting of Shareholders (the "Proposal").

The e-mail and facsimile you submitted included a letter, dated October 21, 2013, purportedly appointing you and/or your designee as James McRitchie's proxy to submit the Proposal on his behalf pursuant to Securities and Exchange Commission ("SEC") Rule 14a-8. However, Rule 14a-8 does not provide for a shareholder to submit a shareholder proposal through the use of a proxy such as that purportedly provided by Mr. McRitchie. Instead, Rule 14a-8 specifically provides that references throughout the rule to "you" mean "a shareholder." Accordingly, if Mr. McRitchie is the proponent of the Proposal, we believe that your submission does not satisfy Rule 14a-8, and Mr. McRitchie must submit the Proposal to the Company in accordance with the procedures set forth in Rule 14a-8 (including submitting proof of continuous ownership of Company stock for the one-year period preceding and including the date Mr. McRitchie then submits the Proposal to the Company).

If instead, you are the proponent of the Proposal, or in the event that a court or the SEC views the Proposal as having been validly submitted by Mr. McRitchie for purposes of Rule 14a-8, then please be advised that the Proposal contains certain procedural deficiencies as described below, which SEC regulations require us to bring to your attention.

Rule 14a-8(b) under the Securities Exchange Act of 1934, as amended, provides that a shareholder proponent (the "Proponent") must submit sufficient proof of continuous ownership of at least $2,000 in market value, or 1%, of a company's shares entitled to vote on the proposal for at least one year as of the date the shareholder proposal was submitted. The Company's stock records do not indicate that Mr. McRitchie or you are the record owner of sufficient shares to satisfy this requirement. In addition, to date we have not received proof that the Proponent has satisfied Rule 14a-8's ownership requirements as of the date that the Proposal was submitted to the Company.

To remedy this defect, the Proponent must submit sufficient proof of his continuous ownership of the requisite number of Company shares for the one-year period preceding and including the date the Proposal was submitted to the Company (November 3, 2013). As explained in Rule 14a-8(b) and in SEC staff guidance, sufficient proof must be in the form of:

(1) a written statement from the "record" holder of the Proponent's shares (usually a broker or a bank) verifying that the Proponent continuously held the requisite number of Company shares for the one-year period preceding and including the date the Proposal was submitted (November 3, 2013); or

(2) if the Proponent has filed with the SEC a Schedule 13D, Schedule 13G, Form 3, Form 4 or Form 5, or amendments to those documents or updated forms, reflecting the Proponent's ownership of the requisite number of Company shares as of or before the date on which the one-year eligibility period begins, a copy of the schedule and/or form, and any subsequent amendments reporting a change in the ownership level and a written statement that the Proponent continuously held the requisite number of Company shares for the one-year period.

If the Proponent intends to demonstrate ownership by submitting a written statement from the "record" holder of the Proponent's shares as set forth in (1) above, please note that most large U.S. brokers and banks deposit their customers' securities with, and hold those securities through, the Depository Trust Company ("DTC"), a registered clearing agency that acts as a securities depository (DTC is also known through the account name of Cede & Co.). Under SEC Staff Legal Bulletin No. 14F, only DTC participants are viewed as record holders of securities that are deposited at DTC. The Proponent can confirm whether his broker or bank is a DTC participant by asking his broker or bank or by checking DTC's participant list, which is available at http://www.dtcc.com/downloads/membership/directories/dtc/alpha.pdf. In these situations, shareholders need to obtain proof of ownership from the DTC participant through which the securities are held, as follows:

(1) If the Proponent's broker or bank is a DTC participant, then he needs to submit a written statement from his broker or bank verifying that he continuously held the requisite number of Company shares for the one-year period preceding and including the date the Proposal was submitted (November 3, 2013).

(2) If the Proponent's broker or bank is not a DTC participant, then he needs to submit proof of ownership from the DTC participant through which the shares are held verifying that the Proponent continuously held the requisite number of Company shares for the one-year period preceding and including the date the Proposal was submitted (November 3, 2013). The Proponent should be able to find out the identity of the DTC participant by asking his broker or bank. If the Proponent's broker is an introducing broker, he may also be able to learn the identity and telephone number of the DTC participant through his account statements, because the clearing broker identified on the account statements will generally be a DTC participant. If the DTC participant that holds the Proponent's shares is not able to confirm the Proponent's individual holdings but is able to confirm the holdings of the Proponent's broker or

> bank, then the Proponent needs to satisfy the proof of ownership requirements by obtaining and submitting two proof of ownership statements verifying that, for the one-year period preceding and including the date the Proposal was submitted (November 3, 2013), the requisite number of Company shares were continuously held: (i) one from the Proponent's broker or bank confirming his ownership, and (ii) the other from the DTC participant confirming the broker or bank's ownership.

Further, under Rule 14a-8(b) of the Exchange Act, a proponent must provide the Company with a written statement that he or she intends to continue to hold the requisite number of shares through the date of the shareholders' meeting at which the Proposal will be voted on by the shareholders. If you are the Proponent, you must remedy this defect by submitting a written statement that you intend to continue holding the requisite number of Company shares through the date of the Company's 2014 Annual Meeting of Shareholders.

In addition, we note that the supporting statement accompanying the Proposal purports to summarize statements from a report by GMI Ratings that is not publicly available. In order that we can verify that the referenced statements are attributable to GMI Ratings and are not being presented in the supporting statement in a false and misleading manner, please provide us a copy of the referenced GMI Ratings report.

The SEC's rules require that any response to this letter be postmarked or transmitted electronically no later than 14 calendar days from the date you receive this letter. The Proponent should address any response to me at EMC Corporation, Office of the General Counsel, 176 South Street, Hopkinton, MA 01748. Alternatively, the Proponent may transmit any response by facsimile to me at (508) 497-8079.

If you have any questions with respect to the foregoing, please contact me at (508) 293-6158. For your reference, I enclose a copy of Rule 14a-8 and Staff Legal Bulletin No. 14F.

Sincerely,



Rachel C. Lee
Senior Corporate Counsel

cc: James McRitchie

Enclosures

EXHIBIT C

From: *** FISMA & OMB Memorandum M-07-16 ***
Sent: Wednesday, November 13, 2013 10:31 PM
To: Lee, Rachel
Subject: Ruel 14a-8 Proposal (EMC) gmi`

Dear Ms. Lee,
I hope this is useful in regard to GMI. It is from the GMI website.
Sincerely,
John Chevedden

With regard to complimentary reports, we provide corporate issuers with 1 complimentary overview copy of our ESG and AGR reports for their company every 12-months upon request. The request must come directly from the corporation and we will only provide complimentary copies directly to corporate issuers, not their outside counsel. Corporate issuers interested in requesting a complimentary copy should be directed here: http://www3.gmiratings.com/home/contact-us/company-rating/ <http://www3.gmiratings.com/home/contact-us/company-rating/>

We always encourage corporate issuers and law firms to utilize one of our subscription options to GMI Analyst so they can efficiently monitor ESG and AGR data, events, ratings (the ratings are subject to change monthly and quarterly, respectively), and Key Metrics throughout the year. We have approximately 100 corporate issuers who subscribe to GMI Analyst and we work with many law firms (either within the law libraries or at the associate level) who utilize GMI Analyst as a ESG and forensic-accounting risk research product.

EXHIBIT D

From: *** FISMA & OMB Memorandum M-07-16 ***
Sent: Friday, November 15, 2013 10:57 AM
To: Lee, Rachel
Subject: Rule 14a-8 Proposal (EMC) mos'

Dear Ms. Lee, Although not believed to be necessary, attached is a resubmittal of Mr. James Ritchie's rule 14a-proposl in a revised format as a special accommodation in response to the vague company November 11, 2013 letter.
John Chevedden


CorpGov.net

James McRitchie*** FISMA & OMB Memorandum M-07-16 ***

Rachel C. Lee
Senior Corporate Counsel
EMC Corporation
176 South Street
Hopkinton, MA 01748
Fax: 508-497-9079

November 13, 2013

Subject: Independent Board Chairman Proposal

Dear Ms. Lee:

This is to respond to EMC's November 11, 2013 letter within the 14 days specified.

Although it is believed unnecessary under Rule 14a-8, this is to confirm again that I am the sole proponent of the attached independent board chairman proposal and that I duly authorized John Chevedden to act as my agent regarding this Rule 14a-8 proposal before, during, and after the forthcoming shareholder meeting.

I intend to hold the required amount of company stock until after the applicable shareholder meeting.

Sincerely,

J. McRitchie

James McRitchie
EMC Shareowner

Attachment: Independent Board Chairman Proposal

James McRitchie

*** FISMA & OMB Memorandum M-07-16 ***

Mr. Joseph M. Tucci
Chairman of the Board
EMC Corporation (EMC)
176 South Street
Hopkinton, MA 01748

Dear Mr. Tucci,

I purchased stock and hold stock in our company because I believed our company has unrealized potential. I believe some of this unrealized potential can be unlocked by making our corporate governance more competitive. And this will be virtually cost-free and not require lay-offs.

My proposal is for the next annual shareholder meeting. I will meet Rule 14a-8 requirements including the continuous ownership of the required stock value until after the date of the respective shareholder meeting. My submitted format, with the shareholder-supplied emphasis, is intended to be used for definitive proxy publication. This is my proxy for John Chevedden and/or his designee to forward this Rule 14a-8 proposal to the company and to act on my behalf regarding this Rule 14a-8 proposal, and/or modification of it, for the forthcoming shareholder meeting before, during and after the forthcoming shareholder meeting. Please direct all future communications regarding my rule 14a-8 proposal to John Chevedden

*** FISMA & OMB Memorandum M-07-16 ***

to facilitate prompt and verifiable communications. Please identify this proposal as my proposal exclusively.

This letter does not cover proposals that are not rule 14a-8 proposals. This letter does not grant the power to vote. Your consideration and the consideration of the Board of Directors is appreciated in support of the long-term performance of our company. Please acknowledge receipt of my proposal promptly by email to FISMA & OMB Memorandum M-07-16 ***

Sincerely,



10/21/2013

James McRitchie | Date

cc: Paul Dacier <dacier_paul@emc.com>
Corporate Secretary
T: 508 435-1000
Fax: 508-497-6912
FX: 508-497-8079
Rachel C. Lee <Lee_Rachel@emc.com>

[EMC: Rule 14a-8 Proposal, November 3, 2013]

Proposal 4* – Independent Board Chairman

RESOLVED: Shareholders request that our Board of Directors to adopt a policy, and amend other governing documents as necessary to reflect this policy, to require the Chair of our Board of Directors to be an independent member of our Board. This independence requirement shall apply prospectively so as not to violate any contractual obligation at the time this resolution is adopted. Compliance with this policy is waived if no independent director is available and willing to serve as Chair. The policy should also specify how to select a new independent chairman if a current chairman ceases to be independent between annual shareholder meetings.

When our CEO is also our board chairman, this arrangement can hinder our board's ability to monitor our CEO's performance. Many companies already have an independent Chairman. An independent Chairman is the prevailing practice in the United Kingdom and many international markets. This proposal topic won 50%-plus support at 5 major U.S. companies in 2013 including 73%-support at Netflix.

This proposal should also be more favorably evaluated due to our Company's clearly improvable environmental, social and corporate governance performance as reported in 2013:

GMI Ratings, an independent investment research firm, rated our board D. Directors David Strohm (Lead Director), Gail Deegan, Windle Priem and John Egan each had 10 to 21 years long-tenure. Long-tenured directors can form relationships that may compromise their independence and therefore hinder their ability to provide effective management oversight. Long-tenured directors controlled 7 of the 12 seats on our most important board committees. In regard to over-committed directors, CEO Joseph Tucci was on 3 company boards, Michael Brown was on 4 and John Egan was on 5. Not one independent director had expertise in risk management.

In regard to executive pay there was $17 million for Joseph Tucci. EMC can give long-term incentive pay to Mr. Tucci for below-median performance. Unvested equity pay would not lapse upon CEO termination. Our company did not link environmental or social performance to its incentive pay policies. There was a 21% negative vote for EMC executive pay in 2013.

EMC's environmental impact disclosure practices, as reported by environmental specialist Trucost, were significantly worse than its sector peers. EMC also did not disclose a policy that prohibits or allows direct engagement in corporate-level political activities through campaign contributions or other endorsements of political parties or candidates.

EMC had a unilateral right to amend our company's bylaws and articles / constitution without shareholder approval. EMC had the ability to issue blank-check preferred stock as a management takeover defense. EMC Corporation had a higher shareholder class action litigation risk than 94% of all rated companies.

Returning to the core topic of this proposal from the context of our clearly improvable corporate governance, please vote to protect shareholder value:

Independent Board Chairman – Proposal 4*

Notes:
James McRitchie, *** FISMA & OMB Memorandum M-07-16 *** sponsored this proposal.

Please note that the title of the proposal is part of the proposal.
If the company thinks that any part of the above proposal, other than the first line in brackets, can be omitted from proxy publication simply based on its own reasoning, please obtain a written agreement from the proponent.

*Number to be assigned by the company.
Asterisk to be removed for publication.

This proposal is believed to conform with Staff Legal Bulletin No. 14B (CF), September 15, 2004 including (emphasis added):

> Accordingly, going forward, we believe that it would not be appropriate for companies to exclude supporting statement language and/or an entire proposal in reliance on rule 14a-8(I)(3) in the following circumstances:
>
> • the company objects to factual assertions because they are not supported;
>
> • the company objects to factual assertions that, while not materially false or misleading, may be disputed or countered;
>
> • the company objects to factual assertions because those assertions may be interpreted by shareholders in a manner that is unfavorable to the company, its directors, or its officers; and/or
>
> • the company objects to statements because they represent the opinion of the shareholder proponent or a referenced source, but the statements are not identified specifically as such.
>
> ***We believe that it is appropriate under rule 14a-8 for companies to address these objections in their statements of opposition.***

See also: Sun Microsystems, Inc. (July 21, 2005).
Stock will be held until after the annual meeting and the proposal will be presented at the annual meeting. Please acknowledge this proposal promptly by email *** FISMA & OMB Memorandum M-07-16 ***